FOR IMMEDIATE RELEASE

RADA’s Q1 2021 Results: Continued Growth and
Improved Profitability

Revenues of $25.2 million, Net income of $3.8 million & 19% of Adjusted EBITDA

Netanya, Israel, May 11, 2020 – RADA Electronic Industries Ltd. (NASDAQ: RADA & TASE: RADA) announced today its financial results for the quarter ended March 31, 2021.

Highlights of the first quarter of 2021
•	Quarterly revenues up 67% year-over-year and an 8% increase from the previous quarter to $25.2 million
•	Gross margin improved to 40% compared with 36% in the year-ago quarter
•	Net income of $3.8 million compare with $0.2 million in the year-ago quarter
•	Adjusted EBIDTA of $4.8 million: Adjusted EBITDA margin improved to 19%, compared with 6% in the year-ago quarter and 17% in the previous quarter
•	Quarter-end net cash position of $96.2 million
•	Reiterates 2021 revenues guidance of over $120 million with continued sequential revenue growth throughout 2021.

Management Comments

Dov Sella, RADA's Chief Executive Officer commented, “We started 2021 on a positive note, delivering strong growth and improved profitability in line with our expectations. The positive trends in our markets continue to develop quickly, both in the US and more recently on a global basis. In particular, we see growing traction from European and Middle-Eastern markets, which are now materializing for us.“

Concluded Mr. Sella, “Given our solid execution and continued order momentum, our confidence has increased and we reiterate our expectation, that we will exceed revenues of $120 million in 2021, with sequential revenue growth throughout the year. This quarter’s profitability margins demonstrate the leverage in our model and we expect to maintain these levels going forward. As the current programs to which we are supplying our radars mature, with our satisfied customers continuing to order from us in larger quantities, combined with the expected orders from  new customers, we anticipate that the growth trend will continue beyond 2021.”

2021 First Quarter Summary

Revenues totaled $25.2 million in the quarter compared with revenues of $15.1 million in the first quarter of 2020, an increase of 67%.

Gross profit totaled $10.0 million in the quarter (40% of revenues), an increase of 85% compared to gross profit of $5.4 million in the first quarter of 2020 (36% of revenues).

Operating income was $3.6 million in the quarter compared to operating income of $0.05 million in the first quarter of 2020.

Net income in the quarter was $3.8 million, or $0.08 per share, compared to net income of $0.2 million or $0.00 per share, in the first quarter of 2020.

Adjusted EBITDA was $4.8 million in the quarter compared to adjusted EBITDA of $0.9 million in the first quarter of 2020.

As of March 31, 2021, RADA had net cash and cash equivalents of $96.2 million compared to $35.8 million as of year-end 2020.

Investor Conference Call

The Company will host a conference call later today, starting at 9am ET (4pm Israel time). Management will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US:	1-888-723-3164	at 9:00 am Eastern Time
Israel:	03-918-0609	at 4:00 pm Israel Time
International:	+972-3-918-0609

A live webcast of the conference call can be accessed from a link on the RADA website at https://www.rada.com/investors

For those unable to participate, the teleconference will be available for replay at the above link on RADA’s website beginning a few hours after the call.

About RADA Electronic Industries Ltd.

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Contact Information

Company Contact: Avi Israel (CFO) Tel: +972-76-538-6200 mrkt@rada.com www.rada.com	Investor Relations Contact: Ehud Helft GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com

Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Information with Regard to non-GAAP Financial Measures

The Company presents its financial statements in accordance with U.S. GAAP. RADA’s management uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. Adjusted EBITDA is provided in this press release and the accompanying supplemental information because management believes this non-GAAP measure is useful for investors and financial institutions as it facilitates operating performance comparisons from period to period. As presented in this release, the term Adjusted EBITDA consists of net profit (loss) according to U.S. GAAP, excluding net financing expenses, taxes, depreciation and amortization and non-cash stock-based compensation expenses. Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including net income and our other GAAP results. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in the table below.

RECONCILIATION FROM GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands
	Three months ended March 31,
	2021	2020

Net Income from continued operations	$3,771	$170
Financial income, net	(218)	(124)
Depreciation	756	473
Employee non-cash option compensation	472	281
Other non-cash amortization	8	63

Adjusted EBITDA	$4,789	$863

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

ASSETS	March 31, 2021	December 31, 2020
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$96,222	$36,289
Restricted deposits	567	567

Trade receivables	15,028	14,095
Contract assets	353	756
Other accounts receivables and prepaid expenses	1,441	1,637
Inventories	26,895	28,783

Total current assets	140,506	82,127

LONG-TERM ASSETS:
Investment in subsidiary	3,000	-
Long-term receivables and other deposits	220	230
Property, plant and equipment, net	14,725	13,968
Operating lease right-of-use assets	11,206	10,581
Total long-term assets	29,151	24,779

Total assets	$169,657	$106,906

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan	-	454
Trade payables	8,352	10,603
Other accounts payable and accrued expenses	9,491	9,855
Advances from customers	7,642	2,323
Contract liabilities	157	232
Operating lease short-term liabilities	1,969	1,885

Total current liabilities	27,611	25,352

LONG-TERM LIABILITIES:
Accrued severance-pay and other long-term liabilities	751	789
Operating lease long-term liabilities	9,117	8,732
Total long-term liabilities	9,868	9,521

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.03 par value - Authorized: 100,000,000 shares at March 31, 2021 and December 31, 2020; Issued and outstanding: 49,035,041 at March 31, 2021 and 43,724,446 at December 31, 2020 respectively.	488	440
Additional paid-in capital	201,270	144,944
Accumulated deficit	(69,580)	(73,351)
Total equity	132,178	72,033

Total liabilities and equity	$169,657	$106,906

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020
	Unaudited		Audited

Revenues	$25,217	$15,071	$76,217

Cost of revenues	15,253	9,692	47,882

Gross profit	9,964	5,379	28,335

Operating expenses:

Research and development	2,438	2,053	8,846
Marketing and selling	1,426	1,160	5,017
General and administrative	2,547	2,120	8,972
Net loss from sale of fixed asset	-	-	27

Total operating expenses	6,411	5,333	22,862

Operating income	3,553	46	5,473

Financial income, net	218	124	167

Net income	$3,771	$170	$5,640

Basic net income per Ordinary share	$0.08	$0.00	$0.13

Diluted net income per Ordinary share	$0.08	$0.00	$0.13

Weighted average number of Ordinary shares used for computing basic net income per share	45,139,553	42,679,754	43,321,058

Weighted average number of Ordinary shares used for computing diluted net income per share	47,118,996	43,646,623	44,565,379